UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates nominated by non-controlling shareholders for the Board of Directors and Fiscal Council

Rio de Janeiro, March 26, 2020 - Petróleo Brasileiro S.A. - Petrobras pursuant to CIRCULAR LETTER/CVM/SEP/No.02/2020, reports that it has received new nominations of candidates for the Board of Directors (BD) and nominations for the Fiscal Council (FC), whose elections will take place at the Annual General Meeting of April 27, 2020.

Candidates nominated by shareholders FIA Dinâmica Energia and Banclass FIA:

Candidate's name	Nomination role
José Pais Rangel	Member of the BD by minority shareholders
José João Abdalla Filho	Member of the BD by preferred shareholders
Marcelo Gasparino da Silva	Member of the FC by minority shareholders (main)
Patricia Valente Stierli	Member of the FC by minority shareholders (alternate)
Daniel Alves Ferreira	Member of the FC by preferred shareholders (main)
Adriana de Andrade Solé	Member of the FC by preferred shareholders (alternate)

Resumes of nominees are attached.

BOARD OF DIRECTORS

José Pais Rangel, Brazilian, lawyer, with extensive experience in Capital Markets, Management, Finance, Corporate Governance, Management of Publicly Traded Companies and Investment Funds. He has made his career as an employee at Banco do Brasil and the Central Bank of Brazil (BC) for 30 years, where he served as Capital Market Inspector at BC/São Paulo; Capital Markets Regional Oversight Manager at BC/São Paulo and Rio de Janeiro; Regional Head of Capital Markets Inspection/São Paulo; Head of the Public Debt Department and BC Open Market Operations Manager; Project Coordinator and implementation lead of the SELIC System in the Brazilian Financial Market; Founder and Member of the Board of Trustees of CENTRUS - Fundação Banco Central de Previdência Privada; Coordinator of the Privatization Program for companies controlled by the Central Bank of Brazil, Chair of the Board of Directors of Cia. América Fabril, member of the Board of Directors of Cia. Fábrica de Tecidos Dona Isabel, Advisor to the President of the Republic - SEPLAN/Special Privatization Commission, CEO of Cia. Nacional de Tecidos Nova América. He is currently Managing Vice-President of Banco Clássico S.A., sitting member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro-CEG, sitting member of the Board of Directors and Coordinator of the Related Parties Committee of Engie Brasil S.A., sitting member of Board of Directors of Kepler Weber S.A. For the past three years, he has been a sitting member of the Board of Directors and Coordinator of the Audit and Risks Committee of Cia. Energética de Minas Gerais - CEMIG and sitting member of the Board of Directors and member of the Audit and Risk Committee of Centrais Elétricas Brasileiras S.A. – ELETROBRÁS.

José João Abdalla Filho, Brazilian, banker, CEO and controlling shareholder of Banco Clássico, CEO of Dinâmica Energia S.A., CEO of Socal S.A. Mineração e Intercâmbio Comercial e Industrial, alternate member of the Board of Directors of Cia. Distribuidora de Gás do Rio de Janeiro - CEG (7 terms), alternate member of the Board of Directors of Cia. Energética de Minas Gerais - CEMIG (2 terms), alternate member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. – TAESA (1 term) and has been an alternate member of the Board of Directors of Engie Brasil Energia S.A. (3 terms).

FISCAL COUNCIL

Marcelo Gasparino da Silva, Brazilian, lawyer, Chairman of the Board of Directors and member of the Board of Directors and the Fiscal Council, coordinator and member of finance, audit, risk, legal, compliance and related parties committees in publicly-held companies. Specialist in Corporate Tax Administration by ESAG and MBA in Controllership, Auditing and Finance (ongoing). He is Chairman of the Board of Directors of ETERNIT, Member of the Board of Directors of CEMIG, KEPLER WEBER and CASAN and member of the Fiscal Council of PETROBRAS (2019-2020). He was Chairman of the Board of Directors of Usiminas (2015-2016) and member of the Board of Directors of Bradespar (2015-2016), Battistella (2016-2017), Celesc (2011-2014 and 2018-2019), Eletrobras (2012-2014 and 2016), Tecnisa (2012-2014) and Vale (2016-2017), in addition to Usiminas (2012-2016). He was member of the Fiscal Council of Bradespar (2014-2015), Braskem (2018-2019), AES Eletropaulo (2012-2013), AES Tietê (2013-2014), and Eletrobras (2014-2015). He was Chairman of the Related Parties Committee and member of the Audit Committee of Eletropaulo (2017-2018), and member of Finance, Audit and Risk Committee of CEMIG (2017-2018). He was Coordinator of the Legal and Compliance Committee of ETERNIT (2015-2017), of the Audit Committee of Eletrobras (2013-2014 and 2016) and of the Legal and Audit Committee of Celesc (2012-2014). He began his executive career as Legal and Institutional Executive Officer of CELESC (2007-2009). He participates in the CEO FGV 2016 Program (IBE/FGV/IDE). He has attended the Executive Program on Mergers and Acquisitions by the London Business School and specific courses in the financial and strategic areas at the IOD -– Institute of Directors, London. He is co-founder and Coordinator of the Capítulo Santa Catarina, Certified Member of the Board of Directors and a member of the Board of Directors of IBGC. He is a member of the Technical Committee of AMEC and of the Legal and the Mixed-Capital Companies commissions of IBGC. He is professor of the Board of Directors subject of the Corporate Governance Course at Fundação Escola de Governo ENA Brasil. With a solid background in Corporate Governance and experience in management and fiscal councils, he has contributed to IBGC and AMEC in building the Brazilian Corporate Governance Code - “CBGC” and, since its launch, inserted it as a working tool in all companies he serves, the "APPLY OR EXPLAIN" model, a system that recognizes that the corporate governance practice is a journey, and should not be construed as a stiff regulation model equally applicable to all companies. In March 2018, he attended the CII Spring Conference organized by the Council of Institutional Investors, Washington/USA, and lectured to The Emerging Markets Investors Alliance on the topic “Corporate Governance in Brazil: pushing for reform”, in New York/USA.

Patricia Valente Stierli, Brazilian, business manager, member of the Board of Directors and the Fiscal Council certified by IBGC; third party funds manager with CVM and ANBIMA (until December 2017); member of the Finance Committee of IBGC; member of the Fiscal Council of Eletrobras-Centrais Elétricas S.A. (2017 to 2019 and 2019 to 2021), elected as member of the Fiscal Council of CSN S.A. (2019 to 2020). Member of the Board of Directors of PPE Fios Esmaltados S.A. (2018 to 2019). Member of the Fiscal Council of Sociedade Beneficente de Senhoras - Hospital Sírio Libanês (2018 to 2021). Alternate Member of the Fiscal Council of the Centro de Integração Empresa Escola CIEE (2018 to 2019). Member of the Fiscal Council of Bardella S.A. Indústrias Mecânicas (2015, 2016 and 2017 until October 2018). Member of the Board of Directors of Pettenati S.A. Indústria Têxtil (2015). Alternate Member of the Fiscal Council of Dohler S.A. (2017 to 2018). Four years of experience as a member of the Board of Directors and the Fiscal Council in publicly traded companies, representing minority shareholders. Thirteen years of experience in third party asset management, with six years as Statutory Executive Officer, acting in management and aimed at institutional and retail customers. Manager of the Sinergia funds, focused on unlocking value through intense Corporate Governance work, including nominating members to the Board of Directors and the Fiscal Council of the investee companies. Eight years of experience as Financial Administrative Executive Officer, 3 years as Statutory Executive Officer, in charge of Accounting, Tax, Budget, Treasury and Human Resources departments. Experience in structuring financial transactions with credit rights, issuing debentures, IPOs and mergers and acquisitions. Representative of the Funds Management Department of Banco Fator before the Central Bank of Brazil and the Securities and Exchange Commission until July 2015. Member of the Actions Committee of ANBIMA until July 2015.

Daniel Alves Ferreira, Brazilian, B.A. in Law, he has been a partner lawyer at Mesquita Pereira Almeida Esteves Advogados, and worked in Mass Litigation and Capital Markets. He is currently a partner of Alves Ferreira & Mesquita Sociedade de Advogados and has been a member of the Fiscal Council of Petrobras S.A. since April 2018 and a Member of the Board of Directors of Eletrobras S.A. since April 2019, Madeira Energia S.A. since October 2018, and Santo Antônio Energia S.A. since October 2018. He was a member of the Board of Directors (2016 - 2018) and the Corporate Governance Committee (2018) of Companhia Energética de Minas Gerais-CEMIG. He has also been a member of the Statutory Audit and Risk Committee (CAE) of Eletrobras since June 2019.

Adriana de Andrade Solé, Brazilian, B.S. in Electrical Engineering, graduated in Business Management and Economic Engineering. Member of Board of Directors recertified by IBGC. Corporate Governance Consultant at the Capital Markets Development Institute. Founder of the YouTube channel: “Governança Já”. Co-author of books “Código de Conduta: Evolução, Essência e Elaboração: A ponte entre a Ética e a Organização”; “Governança Corporativa- Fundamentos, Desenvolvimento e Tendências.” Co-author of the book “Gestão Integrada do Território.” Co-inventor of patent PI 9100363. Awarded by the President of the Republic with the medal in celebration of the Centenary of Japanese Immigration in Brazil. She has significant experience in strategic business formulation and Corporate Governance processes. She has developed a strong performance in the Planning and Corporate Governance department of Usiminas for 18 years. Speaker and consultant in Compliance and Integrity, Business Strategy and Corporate Governance Environment Structuring. Visiting and associate professor at Fundação Dom Cabral, IBMEC-MG, IBGC, FUMEC, KPMG and ENA Fundação Escola de Governo de Santa Catarina.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer